United States securities and exchange commission logo





                             December 30, 2021

       Manoj Jain
       Chief Executive Officer
       Duddell Street Acquisition Corp.
       8/F Printing House
       6 Duddell Street
       Hong Kong

                                                        Re: Duddell Street
Acquisition Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed December 3,
2021
                                                            File No. 333-261483

       Dear Mr. Jain:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed December 3, 2021

       Cover Page

   1. Please disclose the amount and method for calculating the "Company Value" on the cover page. Please also
quantify the the number of shares of New FiscalNote that will be issued for each share of
FiscalNote Class A and Class B common stock using reasonable assumptions to
calculate the Exchange Ratio. Please include similar disclosure where you discuss the
consideration to be received by FiscalNote shareholders, such as on page 13.
   2. We note that your principal executive offices are located in Hong Kong, that the SPAC
                                                        Sponsor is located in
Hong Kong, a majority of your executive officers are located in or have significant ties
to Hong Kong. Please disclose this prominently on the prospectus
 Manoj Jain
Duddell Street Acquisition Corp.
December 30, 2021
Page 2
         cover page. Your disclosure also should describe the legal and operational risks associated with being based in Hong Kong. Your disclosure should make clear whether these risks could result in a material change in your or the target
company   s post-
         combination operations and/or the value of your common stock or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
by China   s
         government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact your ability to conduct your business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.
"Q: Are any of the proposals conditioned on one another?", page 11

3. Please revise to name each of the condition precedent proposals so that investors can clearly understand which proposals are conditioned on one another. "Q: What equity stake will current DSAC shareholders and FiscalNote stockholders hold...", page 15

4. Please revise your disclosure to show the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders by including a sensitivity analysis showing a range of redemption scenarios, including minimum, maximum and interim redemption levels.
5. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.
"Q: What interests do the Sponsor and DSAC's current officers and directors ... ", page 26

6. Please quantify the aggregate dollar amount and describe the nature of what the sponsor and its affiliates have at risk that depends on completion of a business combination.
         Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide
         similar disclosure for the company   s officers and directors, if
material.
7. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.
FirstName LastNameManoj Jain
8. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their
Comapany   NameDuddell
       investment,  even ifStreet  Acquisition
                             other SPAC        Corp. experience a negative rate
of return in the
                                         shareholders
       post-business
December              combination
           30, 2021 Page   2        company.
FirstName LastName
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany30,
December   NameDuddell
               2021      Street Acquisition Corp.
December
Page 3    30, 2021 Page 3
FirstName LastName
Summary of the Proxy Statement/Prospectus, page 30

9. In your summary of risk factors, disclose the risks that being based in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the
         Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your common stock. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Specifically address how these risks could impact your ability to successfully complete the business combination, as applicable.
10. Disclose each permission that you are required to obtain from Chinese authorities to operate and issue these securities to foreign investors, as well as any permissions or approvals your are required to obtain from Chinese authorities to consummate the business combination, including any related transactions that are necessary for the consummation of the transaction. State affirmatively whether you have received all requisite permissions and whether any permissions have been denied.
11. Please revise to include a description of your dual-class capital structure in the Prospectus
         Summary section, including that each share of Class B common stock will be entitled to twenty-five votes per share.
Redemption Rights, page 37

12. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions.
13. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
14. It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany30,
December   NameDuddell
               2021      Street Acquisition Corp.
December
Page 4    30, 2021 Page 4
FirstName LastName
         percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution.
Risk Factors, page 52

15. Please expand your risk factor disclosure to address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period.
16.      Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your common stock. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-
         based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
17. In light of recent events indicating greater oversight by the Cyberspace Administration of
         China over data security, please revise your disclosure to explain how this oversight impacted the process of searching for a target, if at all, and completing an initial business combination.
Risks Related to DSAC and the Business Combination, page 52

18. Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.
19. Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.
FiscalNote has incurred a significant amount of debt..., page 79

20. Please disclose the approximate percentage of proceeds from the Business Combination that will be used to repay outstanding indebtedness of FiscalNote. Please also disclose the anticipated portion of cash flows and operations that FiscalNote anticipates may be required to be used to pay interest and principal on indebtedness following the Business
         Combination.
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany30,
December   NameDuddell
               2021      Street Acquisition Corp.
December
Page 5    30, 2021 Page 5
FirstName LastName
"Following the consummation of the Business Combination, only our Co-Founders...", page 91

21. Please disclose the percentage of outstanding shares that high-vote shareholders must keep to continue to control the outcome of matters submitted to stockholders for approval.
         Please also disclose that any future issuance of Class B common stock may be dilutive to holders of Class A common stock.
Risks Related to the Ownership of New FiscalNote's Class A Common Stock, page
91

22. Please disclose that New FiscalNote's multi-class structure may render its shares ineligible for inclusion in certain stock market indices, and thus adversely affect share price and liquidity.
Background of the Business Combination, page 106

23. Please describe the basis and the underlying assumptions associated with the FiscalNote initial pre-money valuation range between $1.2 billion and $1.4 billion (on a cash and debt-free basis) in the June 18, 2021 LOI. Please also disclose the basis and the underlying assumptions of the pre-money enterprise valuation of FiscalNote of $1.35 billion (on a cash and debt free basis) plus the basis and underlying assumptions of the earn-out consideration of up to 9% of the outstanding New FiscalNote shares immediately post-closing.
24. Please provide further detail of discussions of material items at the June 16, June 21 and
         June 22, 2021 meetings, as well as the discussions that occurred in the "following weeks."
         Please include the substance of the conversations, the concerns addressed by the parties, any key points of disagreement and how they were resolved. For example, please disclose what was discussed regarding financial projections, M&A strategies, corporate governance, key management personnel, repayment of debt, and earn-out consideration. Please also disclose the material items covered in the
July 12, 2021
         questions submitted to J.P. Morgan's M&A Advisory Group as well as the material topics that were discussed at the July 19, 2021 virtual meeting.
25. Please identify the DSAC advisors that lead the negotiation of the LOI on behalf of DSAC as disclosed in the fifth paragraph on page 108. Please also disclose who prepared the presentation materials that were made available to the Board at the November 3 and
         November 7, 2021 meetings. To the extent a report, opinion or appraisal materially related to the transaction has been received from an outside party and is referred to in the prospectus, your disclosure must provide the information required by
Item 1015(b) of
         Regulation M-A, and any written materials, as well as the consent of the outside party, must be filed as exhibits.
26. We note that BTIG LLC performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination.
         Please quantify the aggregate fees payable to BTIF that are contingent on completion of the business combination.
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany30,
December   NameDuddell
               2021      Street Acquisition Corp.
December
Page 6    30, 2021 Page 6
FirstName LastName
27. Please disclose who selected the potential PIPE investors, the relationships that the PIPE investors had to DSAC, the sponsor, and FiscalNote. Please also disclose the terms of the
         PIPE transactions and how such terms were determined. Please also tell us whether there were any valuations or material information about the transaction that were provided to potential PIPE investors but have not been disclosed publicly.

DSAC Board Reasons for the Approval of the Business Combination, page 111

28. It does not appear that the DSAC Board considered the consideration to be offered in the
         Business Combination in evaluating and recommending the Business Combination. To the extent that the DSAC Board did evaluate the consideration, please revise to state as much and disclose whether the DSAC Board considered the transaction to be fair. To the extent the DSAC Board did not evaluate the consideration, please revise to state as much and disclosure whether the DSAC Board continues to recommend the Business Combination.
29. We note that in considering and recommending the Business Combination, the DSAC
         Board considered the criteria "Established Targets With Strong Existing Links with Asian
         Markets," which include FiscalNote's offices in Hong Kong. We also note that following the Business Combination, DSAC's principal executive offices will become the offices of
         FiscalNote and the risk factor on page 76 that states that FiscalNote has "significant operations in ... Hong Kong." In an appropriate section(s), please revise to quantify the percentage of revenue from operations in Hong Kong or China, disclose any material risk of doing business in Hong Kong tor China that may affect the post-business combination company and, if applicable, disclose any information regarding plans to grow the business in Asian Markets, specifically in Hong Kong and China and any material risks relating to such anticipated growth.
30. We note your disclosure of the positive and negative factors considered by the Board in recommending the Business Combination. Please revise your Background section to include any material discussions relating to these factors, such as FiscalNotes' geographic locations, operations, and customer base.
Financial Analysis, page 113

31. We note the selected public company analysis. Please provide the Total Enterprise Value and Revenue for each of the selected public companies. Please also explain how you determined to apply a discount of 40% to 50% to the median multiple of the three comparable groups.
32. We note the disclaimer on pages 115-116 that "[y]ou are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may be materially different than actual results." While it is acceptable to include qualifying language concerning subjective analyses, it is inappropriate to indicate that investors cannot rely on disclosure. Please revise accordingly.
 Manoj Jain
Duddell Street Acquisition Corp.
December 30, 2021
Page 7
33. We note your investor presentation included in the Duddell Street Form 8-K filed on
         November 7, 2021. We note the presentation includes additional analyses and projections related to FiscalNote's financial profile and valuation. Please tell us whether the Board considered the additional analyses and projections included in the presentation as a factor in recommending that shareholders approve the transaction. If so, please include the additional analyses and projections in the registration statement. If the Board did not consider these analyses and projections, please tell us why and explain the material differences in the projections and analyses included in the investor presentation as compared to the disclosure.
Certain Projected Financial Information, page 115

34. Please disclose all underlying assumptions related to the FiscalNote Projected Financial
         Information. For example, please disclose the number of acquisitions that are included in the Current Organic line item and the number of acquisitions that are included in the
         Completed Deals in 2021 line item. Please also disclose the anticipated closing date of the two signed targets that have been included in the Under LOI line item. With respect to the Future Acquisitions line item, please revise to state how many future acquisitions this line item contemplates, when such future acquisitions are anticipated to be signed and closed, and the basis for using the 30% probability weighting. Unaudited Pro Forma Condensed Combined Financial Information, page 156

35. Please reconcile the number of New FiscalNote shares that will be outstanding after the
         Business Combination by separately quantifying the number of shares that will be
         converted from FiscalNote   s equity based instruments. Provide
explanations that tie to the
         pro forma adjustments under Note 3 (Unaudited Pro Forma Condensed Combined Balance
         Sheet Adjustments) starting on page 166.
Note 3. Unaudited Pro Forma Condensed Combined Balance Sheet Adjustments, page
166

36. Please tell us the basis for assuming conversion of all FiscalNote convertible notes to shares of FiscalNote Class A Common Stock immediately prior to the Business
         Combination under adjustment    g.    In addition, tell us what the
$15.9 million pro forma
         transaction adjustment to accumulated deficit represents.
37.    In light of GPO   s option to convert New GPO note prior to the business
combination, tell
       us how you determined that $50 million of the note will be settled for cash under
       adjustment    h.
FirstName LastNameManoj Jain
38.    We note that you plan to pay down $48.9 million of FiscalNote   s senior
term loans
Comapany    NameDuddell
       immediately           Street
                      prior to      Acquisition
                               the Business     Corp.
                                             Combination under adjustment    i.
   Please separately
       disclose
December         the amount
            30, 2021  Page 7 of First out term loan and Last out term loan you plan to pay down.
FirstName LastName
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany30,
December   NameDuddell
               2021      Street Acquisition Corp.
December
Page 8    30, 2021 Page 8
FirstName LastName
Business of FiscalNote, page 184

39. We note your statement that "[w]e are a premier technology and data company delivering critical legal data and insights in an uncertain world." Please revise to disclose the measure by which you are defining your status as "premier" and give additional color on what you mean by "an uncertain world."
40. We note that you acquired nine businesses in 2021. If possible, please tell us by what percentages these acquisitions increased your scale and customer base over prior year periods.
41. We note your statement on page 185 that "[i]n a recent survey by PricewaterhouseCoopers, approximately 1,500 global CEOs reported that regulatory and
         policy issues are the biggest threats to their businesses." Please disclose the name of the survey.
42. We note your statement on page 187 that "[w]e currently have a robust pipeline of potential opportunities in various stages of negotiation." Please revise to quantify the current number of potential opportunities, any anticipated closing or signing dates, any anticipated material acquisition costs, and any anticipated material integration costs.
43. Please define "ingestion" and "modular data pipelines" and provide additional information for the phrases "human-in-the-loop augmentation," "deploy-embedded opportunities, "
         and "a public currency."
44. We note your example use cases presented in the section titled "Our Products and
         Services" on page 188. Please tell us why you chose these example use cases, if such use cases are reflective of your customers as a whole and whether the represented customers approved the language as presented.
45. We note your statement on page 191 that "[t]hese acquired firms are being integrated into our platform and product portfolio, and we believe they have already provided additional value to our customers." Please provide additional detail on the "additional value" that the nine acquisitions in 2021 have provided.
46. We note that FiscalNote enters into commercial relationships with third-party providers and that it has licensed certain of its technologies from third parties and relies on such licenses, in part, for the successful development and commercialization of certain technologies, products, and services. To the extent any of these commercial relationships or licensees reflect a material agreement, please file such material agreement as an exhibit and include a summary of the material terms in the prospectus. Refer to Item 601(b)(10)
         of Regulation S-K.
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany30,
December   NameDuddell
               2021      Street Acquisition Corp.
December
Page 9    30, 2021 Page 9
FirstName LastName
FiscalNote's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Key Performance Indicators and Non-GAAP Measures, page 196

47.      We note that your measures,    adjusted revenues,       adjusted gross
profits,       adjusted gross
         profit margin,       adjusted EBITDA,    and    adjusted EBITDA margin
   are based on
         revenues that are adjusted to include amounts that would have been recognized if deferred revenue were not adjusted to fair value at the date of acquisition. This adjustment eliminates the impact of GAAP purchase accounting and substitutes individually tailored recognition and measurement methods. Please tell us how you considered the guidance of
         Question 100.04 of the Division's Non-GAAP C&DIs and Rule 100(b) of Regulation G
         when presenting these measures.
48. We note your definition of Net Revenue Retention Rate. Please define "new logo ARR."
         Also, please elaborate on the rational for considering subdivisions of the same executive branch department or independent agency to be a single customer for purposes of calculating account-level ARR and NRR, while separating subdivisions as clients for your commercial clients. In addition to the NRR for quarterly periods, please present the NRR for the nine months ended September 30, 2021 and 2020 as well as for the years ended
         December 31, 2020 and 2019.
Liquidity and Capital Resources
Cash Flow Summary
Operating Activities, page 209

49. Please provide discussions of the material changes in the drivers underlying your operating cash flows, including the specific cash inflows and outflows generated, for the periods presented. Your discussions should focus on the primary underlying drivers and other material factors necessary in understanding the historical and future cash flows, rather than merely describing items identified on the face of the statement of cash flows.
         Refer to Section IV of Financial Reporting Release 72.
Critical Accounting Policies
Valuation of Financial Instruments, page 212

50. We note that your valuation of equity based instruments, including options, warrants, and redeemable securities, are based on your valuation of the underlying common stock fair value or enterprise value. Please disclose your method for valuing common stock fair value and its significant inputs and assumptions.
Description of New FiscalNote Securities
Exclusive Forum, page 224

51. Please revise this section to disclose how exclusive forum claims that are brought under the Exchange Act will be treated under the Proposed Charter.
 Manoj Jain
FirstName LastNameManoj     Jain
Duddell Street Acquisition Corp.
Comapany30,
December   NameDuddell
               2021      Street Acquisition Corp.
December
Page 10 30, 2021 Page 10
FirstName LastName



U.S. Federal Income Tax Considerations, page 260

52. You disclose that the domestication should constitute a reorganization within the meaning of Section 368(a)(1)(F) of the Tax Code and that holders that beneficially own less than
         $50,000 should not be required to recognize gain or loss under Section 367 of the Code.
         As the tax treatment of the domestication is material to investors, please revise to provide a tax opinion and clearly identify and articulate the opinion being rendered as to the tax consequences of the domestication. Please also include disclosure of the material tax consequences of the Business Combination, and provide a tax opinion to the extent required. In this regard, we note that the Merger Agreement indicates that the parties intend for the merger to qualify as a reorganization under Section 368(a). If there is uncertainty regarding the tax treatment of the transactions, counsel may issue a "should"
         or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty, and explain why it cannot give a firm opinion. Please make similar revisions where you discuss the tax consequences of the transaction, and include risk factor disclosure, as appropriate. Refer to Section III of Staff Legal Bulletin 19.
Financial Statements of Duddell Street Acquisition Corp. for the Fiscal Year Ended December
31, 2020
Statement of Cash Flows, page F-6

53. You show on your cash flow statement that Sponsor paid your general and administrative expense of $1.3 million during 2020, while you only recognized $672,065 for general and administrative expenses for the same period on your statement of operations. Please reconcile the difference.
Note 2 Restatement of Previously Issued Financial Statements, page F-10

54. We note that you restated your financial statements to correct 2 errors. However, you only describe the correction relating the classification of Class A ordinary shares subject to possible redemption. Please also provide a disclosure for the other error as required under ASC 250-10-50-7.
Financial Statements of FiscalNote Holding, Inc. for the Fiscal Year Ended December
Consolidated Statements of Operations and Comprehensive Loss, page F-58

55. Please tell us your basis for characterizing editorial expenses as an expense, rather than as cost of revenues.
9. Stockholders' Deficit and Temporary Equity
Preferred Stock (Temporary Equity)
Conversion, page F-83

56. Please disclose whether the terms of the Business Combination will trigger the automatic
 Manoj Jain
Duddell Street Acquisition Corp.
December 30, 2021
Page 11
         conversion of the preferred stock. Otherwise, describe the agreement under which you assume such conversion.
11. Provision for Income Taxes, page F-88

57. We note on page F-89 that the difference between the 2019 and 2020 valuation allowance was $1.6 million. We further note that you attribute 14.5% to the change in the valuation allowance on your tax rate reconciliation. However, 14.5% applied to your net loss before income taxes and loss on equity method investment is $7.6 million. Please reconcile this difference.
General

58. Please revise to include your "Conflicts of Interest" disclosure, similar to the disclosure that was included on page 102 of your Form S-1 filed on October 1, 2020. If applicable, please revise the conflicts of interest discussion to highlight all material
         interests in the transaction held by the sponsor and the company   s
officers and directors.
         This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. Please clarify how the board considered these conflicts in negotiating and recommending the business combination.
59. With respect to your Conflicts of Interest disclosure, please expand your disclosure
         regarding the sponsor   s ownership interest in the target company.
Disclose the
         approximate dollar value of the interest based on the transaction value and recent trading prices as compared to the price paid.
60. Your Memorandum and Articles of Association waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara
Wirth at 202-551-7127 or Erin Jaskot at 202-551-3442 with any other questions.



FirstName LastNameManoj Jain                                   Sincerely,
Comapany NameDuddell Street Acquisition Corp.
                                                               Division of
Corporation Finance
December 30, 2021 Page 11
FirstName LastName
                                                               Office of Trade
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